December 10, 2024

Nicholas O’Leary

Conlon Danberg

Christie Wong

Li Xiao

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Agroz Inc.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted September 30, 2024
CIK No. 0002009233

Dear Mr. O’Leary, Mr. Danberg, Ms. Wong, and Ms. Xiao:

Agroz Inc. (the “Company”) respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response Letter”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated October 23, 2024 relating to the Company’s filing on September 30, 2024 of its amended draft registration statement on Form F-1 (the “Draft Registration Statement”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing an amendment to the Draft Registration Statement (such amendment, “Amendment No. 2”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 2.

To facilitate your review, we have reproduced below the Commission’s comments in bold italics, followed by our responses.

Amendment No.1 to Draft Registration Statement on Form F-1 Prospectus Summary

Operating and Managing Indoor CEA Vertical Farms, page 2

1. We note your revised disclosure in response to prior comment 24. In regard to the disclosure of the lease agreement with AEON, please disclose the percentage of monthly revenue generated at the EduFarm that is used as consideration for rent.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Operating and Managing Indoor CEA Vertical Farms” subsection, which now discloses the fact that Agroz Group pays AEON 30% of the monthly revenue generated at the EduFarm as consideration for rent.

Our Products and Services, page 6

2. We note your revisions in response to prior comment 4. We note your additional disclosure of the Braiven Co., Ltd. agreements on page 70. We reissue in part. Please provide a cross-reference to the more detailed section of these agreements such as the discussion on page 70.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Our Products and Services” section in Amendment No. 2, which includes a cross-reference to the more detailed discussion of these Braiven services agreements on page 81.

Risk Factors

Risks Related to Our Business and Industry

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business., page 16

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3. We note your revisions in response to prior comment 7. We note your removal of the disclosure that you own unregistered source code. Please clarify here and throughout the prospectus if you have registered the copyrights to the source code that you own. We note your disclosure on page 61 that you may voluntarily register your source codes with MyIPO through its Copyright Voluntary Notification system.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Risks Related to Our Business and Industry” subsection as well as throughout Amendment No. 3, which clarify that the copyrights to the Company’s source codes are not currently registered.

Risks Related to The Shares

You may have a diminished return on your investment due to the Company’s issued and outstanding RCPS..., page 21

4. We note your additional risk factor in response to prior comment 8. We reissue in part. Please discuss the RCPS in the “Prospectus Summary” section.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Prospectus Summary” section.

Use of Proceeds, page 28

5. We note your response and revisions in response to prior comment 9. We reissue in part. Please disclose here and in the prospectus summary that your acquisition plans are currently tentative. If you are unable to provide a description of the businesses of the potential acquisition targets or information on the status of the acquisitions, please delete the reference to acquiring “certain” companies and revise your disclosure to clarify that you have not identified any specific acquisition targets at this time. Please additionally disclose here, and in the prospectus summary, as you do on page 69, that you currently plan to settle liabilities and operating expenses for related parties using your operating income.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Use of Proceeds” section, which excludes the previous reference to acquiring “certain” companies in the Draft Registration Statement and clarifies that the Company has not identified any specific acquisition targets at this time. The Company has also revised this disclosure and the disclosure in the “Prospectus Summary” section to indicate that it currently plans to settle liabilities and operating expenses for related parties using its operating income.

Present and Ongoing Related Party Transactions, page 70

6. We note your response and revisions in regard to prior comment 14. We reissue in part. We note your disclosure that you “cannot guarantee that its related party transactions were not in fact entered into on more favorable terms than terms in non- related party transactions.” However, we also note in your response that “the Company does not believe that these transactions are entered into on more favorable terms as transactions with non-related parties.” Please revise to discuss how pricing and supply are determined.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Present and Ongoing Related Party Transactions” section in Amendment No. 2, which now states that, to the best of the Company’s knowledge, its past related party transactions were not entered into on more favorable terms than terms of its non-related party transactions. The Company has also disclosed in this section that pricing and supply for these past related party transactions were determined on a willing buyer, willing seller basis. The Company has revised applicable disclosures throughout Amendment No. 2 to reflect the aforementioned statements in its response in comment number 6 herein. The Company plans to submit related party transactions occurring after the IPO to the Audit Committee’s review. The Company has set forth its anticipated review and approval process for related-party transactions occurring after the IPO in the “Policies and Procedures for Related-Party Transactions” section.

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7. We note your disclosure that during the 2023 Fiscal Year, Agroz Group paid $342,307 of various operating expenses on behalf of an affiliated entity. Please expand your disclosure to explain why Agroz Group paid these amounts, including whether you believe there was any benefit received by Agroz Group in exchange for the payments.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Related Party Transactions” section, which adds more specificity to the operating expenses paid.

8. We note your disclosure that your audit committee will review all related-party transactions on an ongoing basis and that all such transactions will be approved by the audit committee. Please expand on this disclosure to explain the process by which you expect management will propose and negotiate related party transactions prior to audit committee review or approval.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Policies and Procedures for Related-Party Transactions” subsection.

Consolidated Financial Statements, page F-1

9. Please update and file your interim financial statements as required by Item 8.A.5 of Form 20-F.

In response to the Commission’s comment, the Company respectfully refers the Staff to the interim financial statements included in Amendment No. 2.

Notes to the Consolidated Financial Statements

3. Significant Accounting Policies

3.10 Cash, page F-13

10. We note your response to comment 20 and reissue the comment in part. You revised the disclosure and defined “cash include deposits held by banks that can be readily convertible into known amounts of cash.” Please expand to define what qualifies as a “readily convertible” deposits. Refer to IAS 7.7. In that regard, we also note that you discuss cash equivalent in some part of your filing however without a definition for it in the financial statements.

In response to the Commission’s comment, the Company respectfully refers the Staff to page F-13 of the financial statements, which has excluded references to cash equivalents throughout, as the Company only has cash in bank.

3.13 Revenue and other income, page F-14

11. You disclose that you operated and managed two CEA vertical farms at AEON Alpha Angle and the Kota Damansara farm in the 2023 Fiscal Year. You also disclose your arrangement with AEON where AEON pays Agroz Group the account balance of the total gross receipt of sales of fresh produce sold at the sales center, after deducting all costs, (30%) margins, reimbursement, and other costs. Please expand your revenue recognition accounting policy here to cover such arrangements for your operated and managed vertical farms.

In response to the Commission’s comment, the Company respectfully clarifies that it believes its revenue recognition policy disclosure is complete, as the Company recognizes the revenues from sale of fresh produce to AEON on delivery of the vegetables and is recognized at gross. The Company’s management also collaborates with third parties who provide platforms for sale of fresh produce. Agroz Group will deliver vegetables to third parties and determine selling price of fresh produce. The Group holds inventory risk before the fresh produce sold to end customers. Upon payment, AEON sets off its commissions and other costs, and only pays the net amount. The Company reconciles the payment and charge the relevant costs to the profit or loss statement as well as recognize revenue at gross amounts as invoiced. The Company also respectfully refers the Staff to page F-15 of the financial statements, which now includes the arrangement with AEON that recognizes in gross.

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15. Financial Risk Management and Fair Values of Financial Instruments

(i) Trade Receivables, page F-34

12. We note your response to comment 22. You indicated that 24% of your December 31 accounts receivable remained uncollected as of September 2024, with the majority of the outstanding amount are owed by third party industrial business customers. Please explain the underlying reasons why portion of the December 31, 2023 accounts receivable from third-party industrial business customer remains uncollected for an extended period of time. Additionally, please expand your disclosure to provide more detailed information regarding the time it takes to collect your accounts receivable, as your disclosure is not representative of the collection days in your response.

In response to the Commission’s comment, the Company respectfully refers the Staff to page F-34 of the financial statements which now includes the underlying reasons for third-party industrial business uncollected for December 31, 2023 account receivable. Based on the historical collection and experience, the Group is able to collect all its outstanding receivables for December 31, 2023 within one year from third party industrial business customers.

22. Related Party Balances and Transactions, page F-45

13. We note your response to comment 23 and the revisions made. Please further revise to clarify your note for ** where you state that the company’s shareholdings in Agroz Ventures and Agroz Vertical Farms are proxy holdings, with such shares held in trust. Specifically disclose the details for the arrangement, including the percentage of your holdings, and how such arrangement would impact your considerations whether any accounting is required for such holding.

In response to the Commission’s comment, the Company respectfully refers the Staff to page F-45 of the financial statements, which now includes the percentage of the shareholdings and the accounting impact.

General

14. Please file your exhibits in proper text-searchable format, including exhibits 10.5, 10.7, 10.10, 10.11, 10.12, 10.13, and 10.14. Refer to Item 301 of Regulation S-T.

In response to the Commission’s comment, the Company has re-filed the exhibits in text-searchable format.

15. We note your response to previous comment 4 that “there is no perpetual license to use Agroz’s software pursuant to the software development agreements.” Section 5(a) of the Software Development Agreement dated April 15, 2024, included as Exhibit 10.12, provides that all intellectual property rights in the Software developed under the agreement will be owned by Agroz. However, Section 5(b) provides that “[t]he owning party grants the other a non-exclusive, worldwide, perpetual license to use the Software.” A corresponding provision is included in Section 5 of the January 18, 2023 Software Development Agreement included as Exhibit 10.11. Please clarify why there is no license to use the software given these provisions.

In response to the Commission’s comment, the Company respectfully clarifies that when it previously stated it had “no perpetual license to use the Company’s software pursuant to the software development agreements,” it meant that the Company owns the software, so there is no need for a license to be granted to the Company. With respect to Section 5(b) of the Software Development Agreement, the referenced “owning party” is the Company.

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If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

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